Exhibit 99.1

4Q and Full Year 2022 Results

February 24, 2023

Investor Contact

(52) 818-328-6167

investor@femsa.com.mx

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com.mx

femsa.com

HIGHLIGHTS

Monterrey, Mexico, February 24, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the fourth quarter and full year of 2022.

●	FEMSA: Total Consolidated Revenues grew 23.0% against 4Q21.

●	PROXIMITY AMERICAS: Total Revenues increased 17.1% against 4Q21.

●	HEALTH: Same-store sales grew 8.3% against 4Q21 on a currency-neutral[1] basis.

●	DIGITAL: Spin by OXXO had 3.9 million active users[2] while OXXO Premia had 12.9 million active loyalty users[3] and a 21.0% tender[3].

●	COCA-COLA FEMSA: Total volume grew 4.6% against 4Q21, driven by growth across all its geographies.

Financial Summary for the Fourth Quarter and Full Year 2022

Change vs. comparable period

	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	4Q22	YTD22	4Q22	YTD22	4Q22	YTD22	4Q22	YTD22
FEMSA Consolidated	23.0%	21.0%	21.0%	17.8%	12.2%	14.3%
Proximity Americas	17.1%	17.8%	12.3%	15.9%	17.4%	27.9%	11.4%	6.0%
Fuel	25.4%	29.8%	16.8%	24.5%	41.1%	58.9%	19.7%	22.4%
Health	1.0%	2.4%	(0.9%)	1.1%	9.3%	4.7%	(4.5%)	(1.0%)
Logistics & Distribution	34.2%	49.8%	36.7%	52.9%	(14.0%)	43.7%
Coca-Cola FEMSA	14.9%	16.4%	12.9%	13.2%	15.9%	12.5%

Daniel Rodríguez Cofré, FEMSA’s Chief Executive Officer, commented:

“We closed the year on a high note, with our fourth quarter performance continuing the strong momentum seen throughout most of 2022. In particular, we note the continued strength of operating trends at OXXO Mexico, where traffic again grew by several percentage points and contributed to our double-digit same-store sales increase, that also reflected good growth from important categories linked to the Gathering consumer occasion, especially relevant during the holiday season. Beyond Mexico, Proximity continued to grow at a good pace in most markets, and we are reporting Valora’s results for the first time following its consolidation in early October. FEMSA Health again delivered stable results against a demanding comparison base while facing a challenging macroeconomic environment, particularly in Chile, while OXXO Gas had another strong quarter on the back of increased volume recovery and strong operating leverage.

On the Digital front, we continued to add OXXO Premia and Spin by OXXO customers at a solid pace, even as we focus on generating engagement and measuring those users that are interacting with our platform on a recurring basis. We are also making progress launching our loyalty Coalition platform, where we recently announced an exciting partnership with Volaris, and we are working on much more to come. Coca-Cola FEMSA had a strong close to a year that saw them achieve a record set of results, driven by their excellent execution, and leveraging their enhanced cooperation framework with the Coca-Cola Company to invest and grow the business. Finally, Logistics and Distribution had a strong quarter that was partially overshadowed by one-time charges at Envoy Solutions.

This strong close to 2022 positions us well to drive more growth in 2023, as we begin to execute the focused strategy laid out in our FEMSA Forward vision as presented last week. We look forward to an exciting year, and beyond.”

[1]	Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

[2]	Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

Active User for OXXO Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

[3]	Tender: MXN sales with OXXO Premia redemption or accrual / Total OXXO MXN Sales, during the period.

February 24, 2023    |    Page 1

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

4Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	4Q22	4Q21	Var.		Org.
Revenues	186,467	151,542	23.0%		13.5%
Income from Operations	17,405	15,509	12.2%		9.0%
Income from Operations Margin (%)	9.3	10.2	(90	bps)
Operative Cash Flow (EBITDA)	26,562	23,446	13.3%		7.3%
Operative Cash Flow (EBITDA) Margin (%)	14.2	15.5	(130	bps)
Net Income	8,838	10,100	(12.5%)

Consolidated Net Debt

Amounts expressed in millions of Mexican Pesos (Ps.)

As of December 31, 2022	Ps.		US$[3]
Cash	83,439		4,280
Short-term debt	16,333		838
Long-term debt[4]	170,989		8,770
Net debt[4]	103,883		5,328
Net debt / EBITDA[5]	1.12	x	-

Total revenues increased 23.0% in 4Q22 compared to 4Q21, driven by growth across our business units. On an organic1 basis, total revenues increased 13.5%.

Gross profit increased 21.0%. Gross margin contracted 60 basis points, reflecting margin contractions across our business units.

Income from operations increased 12.2%. On an organic1 basis, income from operations increased 9.0%. Consolidated operating margin decreased 90 basis points to 9.3% of total revenues, reflecting margin expansion at Coca-Cola FEMSA, Proximity, Health and Fuel Divisions, offset by margin contractions at FEMSA’s Logistics & Distribution business and the consolidation of the Proximity Europe Division.

Our effective income tax rate was 23.7% in 4Q22 compared to 32.2% in 4Q21. Our income tax was Ps. 2,345 million in 4Q22.

Net consolidated income was Ps. 8,838 million, reflecting: i) higher income from operations; and ii) a slight decrease in net interest expenses, during the quarter. This was offset by: i) a Ps. 4,299 non-cash, negative swing in foreign exchange losses, related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso and, ii) a decrease in other non-operating expenses, reflecting a demanding comparison base that included dividends received from our investment in Jetro Restaurant Depot.

Net majority income was Ps. 1.35 per FEMSA Unit12 and US$0.69 per FEMSA ADS.

Capital expenditures amounted to Ps. 14,242 million, driven by ongoing investment activities across our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 30, 2022 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for December 30, 2022 was 19.4960 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt. Excludes long-term leases.

5 Net Debt excluding long-term leases / LTM EBITDA.

February 24, 2023    |    Page 2

PROXIMITY AMERICAS

4Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	4Q22	4Q21	Var.		Org.
Same-store sales (thousands of Ps.)	932.2	836.8	11.4%
Revenues	62,652	53,510	17.1		16.5
Income from Operations	7,941	6,766	17.4%		18.4
Income from Operations Margin (%)	12.7	12.6	10	bps
Operative Cash Flow (EBITDA)	10,972	9,647	13.7%		14.4
Operative Cash Flow (EBITDA) Margin (%)	17.5	18.0	(50	bps)

Total revenues increased 17.1% in 4Q22 compared to 4Q21. On an organic1 basis, total revenues increased 16.5%, reflecting a 11.4% average same-store sales increase, driven by 6.8% growth in average customer ticket and an increase of 4.3% in store traffic. These figures reflect the strong performance of the gathering consumer occasion, including beer, snacks and spirits, as well as the sustained recovery of mobility-driven occasions. During the quarter the Proximity Division’s store base expanded by 559 units to reach 1,027 total net store additions for the last twelve months. This includes 120 stores from our acquisition of OK Market in Chile. As of December 31, 2022, the Proximity Division had a total of 21,458 OXXO stores.

Gross profit reached 44.2% of total revenues, reflecting commercial activity and promotional programs from key suppliers, driven mainly by the December holiday season, offset by the impact from OXXO’s fast-growing loyalty program, and a decrease of the contribution of financial services, compared with 4Q21.

Income from operations amounted to 12.7% of total revenues, driven by higher operating leverage. Operating expenses increased 10.3% to Ps. 19,758 million, below revenues, reflecting enduring expense efficiencies and tight expense control, partially offset by our continuing initiative to gradually shift from commission-based store teams to employee-based teams.

Grupo Nós2

Total Revenues for the period grew 145% year-over-year, reaching R$185.3 million3. This figure reflects the successful evolution and expansion of the OXXO and Shell Select value propositions, as well as the addition of 193 net new stores for the last twelve months. As of December 31, 2022, the store network of Grupo Nós included 1,468 stores in Brazil, including 217 company owned and operated OXXO stores.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 OXXO’s non-consolidated joint-venture with Raízen in Brazil.

3 The exchange rate published by the Federal Reserve Bank of New York for December 30, 2022 was 5.2860 BRL per USD.

February 24, 2023    |    Page 3

PROXIMITY EUROPE

4Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

4Q22
Revenues	9,809
Income from Operations	332
Income from Operations Margin (%)	3.4
Operative Cash Flow (EBITDA)	1,163
Operative Cash Flow (EBITDA) Margin (%)	11.9

Total1 revenues for Proximity Europe during the period amounted to Ps. 9,809 million, reflecting a sequential traffic and ticket recovery driven by increased mobility. As of the end of the period Proximity Europe had 2,766 points of sale.

Gross profit reached 46.9% of total revenues, reflecting the recovery of the foodservice category, which has a structurally higher margin.

Income from operations amounted to 3.4% of total revenues, driven by the contribution of foodservice as well as the integration of recent acquisitions.

1 Shows 2 months and [23] days of Valora’s results

February 24, 2023    |    Page 4

FUEL

4Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	4Q22	4Q21	Var.
Same-station sales (thousands of Ps.)	7,603.2	6,353.0	19.7%
Revenues	13,875	11,065	25.4%
Income from Operations	614	435	41.1%
Income from Operations Margin (%)	4.4	3.9	50	bps
Operative Cash Flow (EBITDA)	920	702	31.1%
Operative Cash Flow (EBITDA) Margin (%)	6.6	6.3	30	bps

Total revenues increased 25.4% in 4Q22 compared to 4Q21, reflecting a 19.7% average same-station sales increase, driven by 17.9% growth in average volume and 1.5% increase in the average price per liter, as well as volume growth in our institutional and wholesale customer network. The OXXO Gas network had 568 points of sale as of December 31, 2022. This figure reflects the net addition of 1 total net station for the last twelve months.

Gross profit was 13.2% of total revenues, reflecting a negative mix impact driven by volume growth in our institutional and wholesale customer network.

Income from operations amounted to 4.4% of total revenues. Operating expenses increased 7.5% to Ps. 1,211 million, below revenues, reflecting tight expense control and positive operating leverage.

February 24, 2023    |    Page 5

HEALTH

4Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	4Q22	4Q21	Var.
Same-store sales (thousands of Ps.)	1,267.5	1,327.7	(4.5%)
Revenues	18,774	18,581	1.0%
Income from Operations	1,014	928	9.3%
Income from Operations Margin (%)	5.4	5.0	40	bps
Operative Cash Flow (EBITDA)	1,946	1.810	7.5%
Operative Cash Flow (EBITDA) Margin (%)	10.4	9.7	70	bps

Total revenues increased 1.0% in 4Q22 compared to 4Q21, mainly reflecting positive trends in Colombia and Ecuador, partially offset by a demanding comparison base in Chile and Mexico, and by a negative currency translation effect related to the depreciation of the Chilean and Colombian pesos relative to the Mexican peso. During the quarter, the Health Division’s store base expanded by 124 units reaching a total of 4,095 points of sale across its territories as of December 31, 2022. This figure reflects the addition of 434 net stores for the last twelve months. Same-store sales for drugstores decreased an average of -4.5%, reflecting the trends described above. On a currency-neutral1 basis, total revenues grew 6.2% while same-store sales increased by 8.3%.

Gross profit represented 30.3% of total revenues, reflecting improved efficiency and more effective collaboration and execution with key supplier partners, offset by a negative mix effect reflecting the strong growth of the Health Division’s operations in Colombia.

Income from operations amounted to 5.4% of total revenues. Operating expenses decreased 2.8% to Ps. 4,675 million, reflecting tight expense control and efficiency gains across our operations.

1 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

February 24, 2023    |    Page 6

LOGISTICS & DISTRIBUTION

4Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	4Q22	4Q21	Var.		Org.
Revenues	19,595	14,603	34.2%		8.5%
Income from Operations	497	578	(14.0%)		(46.5%)
Income from Operations Margin (%)	2.5	4.0	(150	bps)
Operative Cash Flow (EBITDA)	1,483	1,542	(3.8%)		(19.4%)
Operative Cash Flow (EBITDA) Margin (%)	7.6	10.6	(300	bps)

Total revenues increased 34.2% in 4Q22 compared to 4Q21. On an organic1 basis, total revenues increased 8.5%, reflecting better trends in several categories in the United States.

Gross profit represented 22.2% of total revenues, reflecting a positive mix effect driven by the strong growth of our United States operations which have a higher structural gross margin level.

Income from operations represented 2.5% of total revenues. Operating expenses increased 47.9% to Ps. 3,860 million, reflecting the inorganic expansion of our distribution platform in the United States, coupled with increased transportation and labor costs across markets as well as one-off provisions related to past-due institutional customer accounts and obsolete inventories in our operations in the United States.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

February 24, 2023    |    Page 7

RESULTS FOR THE FULL YEAR OF 2022 Results are compared to the same period of previous year FEMSA CONSOLIDATED

Financial Summary for the Full Year 2022

Amounts expressed in millions of Mexican Pesos (Ps.)

	2022	2021	Var.		Org.
Revenues	673,202	556,261	21.0%		15.5%
Income from Operations	59,416	51,993	14.3%		11.5%
Income from Operations Margin (%)	8.8	9.3	(50	bps)
Operative Cash Flow (EBITDA)	92,812	82,422	12.6%		9.6%
Operative Cash Flow (EBITDA) Margin (%)	13.8	14.8	(100	bps)
Net Income	35,591	37,678	(5.5%)

Total revenues increased 21.0%. On an organic basis,1 total revenue increased 15.5% reflecting growth across all operations.

Gross profit increased 17.8%. Gross margin decreased 100 basis points to 37.4% of total revenues, reflecting gross margin expansion at the Logistics & Distribution business, offset by contractions at FEMSA’s Proximity Division, Coca-Cola FEMSA and FEMSA’s Health and Fuel operations.

Income from operations increased 14.3%. On an organic basis,1 income from operations increased 11.5%. Our consolidated operating margin decreased 50 basis points to 8.8% of total revenues, reflecting margin expansion at FEMSA’s Proximity, Fuel, and Health Divisions, offset by a margin contraction at Coca-Cola FEMSA and FEMSA’s Logistics & Distribution operations.

Net consolidated income decreased to Ps. 35,591 million, reflecting: i) higher income from operations across our business units; and ii) a decrease in net interest expense. These were partially offset by, i) a Ps. 5,043 non-cash, negative swing in foreign exchange losses, related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso, ii) a Ps. 3,769 negative swing in other non-operating expenses which reflect a demanding comparison base that included dividends received from our investment in Jetro Restaurant Depot, and; iii) by a decrease in our participation in associates’ results, which mainly reflects the results of our investment in Heineken.

Net majority income per FEMSA Unit2 was Ps.6.92 (US$3.55 per ADS).

Capital expenditures amounted to Ps. 34,410 million, reflecting the reactivation of ongoing investment activities at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 30, 2022 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

February 24, 2023    |    Page 8

PROXIMITY

Financial Summary for the Full Year 2022

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	2022	2021	Var.		Org.
Same-store sales (thousands of Ps.)	914.3	862.2	6.0%
Revenues	233,958	198,586	17.8%		17.3%
Income from Operations	23,513	18,387	27.9%		29.1%
Income from Operations Margin (%)	10.1	9.3	80	bps
Operative Cash Flow (EBITDA)	35,542	29,704	19.7%		20.2%
Operative Cash Flow (EBITDA) Margin (%)	15.2	15.0	20	bps

Total revenues increased 17.8%. On an organic1 basis, total revenues increased 17.3%. OXXO’s same-store sales increased an average of 6.0%, driven by a 2.3% increase in average customer ticket, coupled with a 3.6% increase in store traffic.

Gross profit reached 41.7% of total revenues.

Income from operations amounted to 10.1% of total revenues, reflecting long-lasting operating efficiencies. Operating expenses increased 12.6% to Ps. 74,073 million.

FUEL

Financial Summary for the Full Year 2022

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	2022	2021	Var.
Same-station sales (thousands of Ps.)	7,191.3	5,877.5	22.4%
Revenues	51,813	39,922	29.8%
Income from Operations	2,250	1,416	58.9%
Income from Operations Margin (%)	4.3	3.5	80	bps
Operative Cash Flow (EBITDA)	3,371	2,402	40.3%
Operative Cash Flow (EBITDA) Margin (%)	6.5	6.0	50	bps

Total revenues increased 29.8%. Same-station sales increased an average of 22.4%, reflecting a 6.2% increase in the average price per liter, coupled with a 15.2% increase in average volume.

Gross profit reached 12.7% of total revenues.

Income from operations amounted to 4.3% of total revenues. Operating expenses increased 11.9% to Ps. 4,310 million.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

February 24, 2023    |    Page 9

HEALTH

Financial Summary for the Full Year 2022

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	2022	2021	Var.
Same-store sales (thousands of Ps.)	1,300.3	1,313.4	(1.0%)
Revenues	74,800	73,027	2.4%
Income from Operations	3,938	3,762	4.7%
Income from Operations Margin (%)	5.3	5.2	10	bps
Operative Cash Flow (EBITDA)	7,623	7,228	5.5%
Operative Cash Flow (EBITDA) Margin (%)	10.2	9.9	30	bps

Total revenues increased 2.4%. Same-store sales for drugstores decreased an average of 1.0%, reflecting positive trends in our operations in Mexico, Colombia and Ecuador, and stable trends at our Chilean operations, partially offset by the depreciation of the Chilean and Colombian pesos, against the Mexican peso.

Gross profit reached 29.4% of total revenues.

Income from operations amounted to 5.3% of total revenues. Operating expenses increased 0.4% to Ps. 18,045 million.

LOGISTICS & DISTRIBUTION

Financial Summary for the Full Year 2022

Amounts expressed in millions of Mexican Pesos (Ps.)

	2022	2021	Var.		Org.
Revenues	72,539	48,412	49.8%		12.8%
Income from Operations	3,063	2,132	43.7%		(10.1%)
Income from Operations Margin (%)	4.2	4.4	(20	bps)
Operative Cash Flow (EBITDA)	6,205	4,961	25.1%		9.2%
Operative Cash Flow (EBITDA) Margin (%)	8.6	10.2	(160	bps)

Total revenues increased 49.8%. On an organic1 basis, total revenues increased 12.8%, reflecting positive demand dynamics in our operations in Latin America, coupled with robust recovery trends and effective cross-selling initiatives at Envoy Solutions operations in the United States.

Gross profit reached 22.3% of total revenues, reflecting an increasing contribution of our United States distribution operations which command a higher gross margin level, partially offset by an increased fuel and leasing costs in our Latin America operations.

Income from operations represented 4.2% of total revenues. Operating expenses increased 55.3% to Ps. 13,103 million, reflecting strong inorganic growth at our distribution operations in the United States.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

February 24, 2023    |    Page 10

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting coca-colafemsa.com.

RECENT DEVELOPMENTS

●	On November 7, 2022, FEMSA announced that its subsidiaries have signed an agreement to acquire all of the outstanding shares of NET PAY, S.A.P.I DE C.V. (“NetPay”), a merchant aggregator that offers several payment services and solutions to micro, small and medium-sized businesses in Mexico. FEMSA had acquired a minority equity stake in NetPay and it agreed with NetPay’s majority shareholders to acquire all of the remaining outstanding shares of the company, to take FEMSA’s ownership to 100%. The transaction is subject to closing conditions and government approvals customary for this type of transactions and is expected to close during the first quarter of 2023.

●	On November 15, 2022, FEMSA announced the placement of Mexican Peso-denominated sustainability linked bonds in the Mexican market for a total of Ps. 9,273,843,400.00. The issued bonds were purchased by 33 institutional investors and the issuance was oversubscribed 1.9x times. This issuance received credit ratings of mxAAA from Standard & Poor’s and AAA (mex) from Fitch Ratings. The proceeds from this issuance will be used for general corporate purposes.

●	On January 23, 2023, FEMSA announced that it signed, an agreement with Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Volaris”), the ultra-low-cost carrier serving Mexico, the United States, Central, and South America to become the first third-party partner of FEMSA’s coalition loyalty program (the “Program”). This Program will offer exclusive benefits for its users, allowing them to accrue and redeem reward points with OXXO, Volaris and future allies.

●	On February 15, 2023, FEMSA announced that its Board of Directors had approved a new long-range plan to maximize value creation, as well as a series of decisions resulting from its strategic review process.

During 2022 FEMSA carried out a thorough strategic review of its business platform, including the bottom-up definition of long-range plans for each business unit, as well as the top-down analysis of the optimal corporate and capital structure, to ensure full alignment between the Board and management as to how to pursue and maximize value creation. Consistent with this vision, FEMSA determined that the best path to maximize long term value creation is by focusing on its core business verticals which have the highest strategic relevance, growth potential, and financial and competitive strength:

○	Retail, with excellent long-term growth opportunities, comprised of Proximity, Health, and Fuel.

○	Coca-Cola FEMSA, leveraging its leading competitive position and excellent execution, combined with significant financial strength and strategic opportunities.

○	Digital, building a powerful value-added financial ecosystem, while playing a key role in leveraging the connection among FEMSA’s core business units.

●	On February 17, 2023, FEMSA announced the pricing of the sale by its wholly-owned subsidiary CB Equity LLP of existing issued ordinary shares (the “Shares”) of both Heineken N.V. and Heineken Holding N.V. (together, the “Heineken Group”) in the total amount of EUR 3.2 billion (approximately 7% of the combined interest in the Heineken Group) (the “Equity Offering”). The Company also announces today the pricing of an offering of senior unsecured exchangeable bonds in the aggregate principal amount of EUR 500 million (the “Bonds”), exchangeable into Shares of Heineken Holding N.V. (the “Exchangeable Offering” and together with the Equity Offering, the “Offering”).

February 24, 2023    |    Page 11

●	Consequently, FEMSA announced that it had commenced offers to purchase for cash FEMSA’s outstanding debt issuances for an aggregate purchase price, excluding Accrued Interest and Additional Amounts, if any, of up to US$2.0 billion. For more information, please see here.

●	During the fourth quarter of 2022, FEMSA through Envoy Solutions completed the following acquisitions in the United States, which recorded aggregated sales for approximately US$220 million per year prior to their acquisition:

○	The Enterprises (KSS)

○	Janitors Closet

○	GPMI

○	United Packaging

○	Penn Paper Supply

○	Delta Packaging

CONFERENCE CALL INFORMATION

Our Fourth Quarter and Full Year 2022 Conference Call will be held on: Friday, February 24, 2023, 9:00 AM Eastern Time (8:00 AM Mexico City Time). The conference call will be webcast live through streaming audio.

Telephone:	Toll Free US:	(866) 580 3963
	International:	+1 (786) 697 3501

Webcast:	https://edge.media-server.com/mmc/p/yis4hrb7

Conference ID:	1219864

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, OXXO Gas, a chain of retail service stations, and Valora, an operator of convenience and foodvenience formats present in 5 countries in Europe. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on December 30, 2022, which was 19.4960 Mexican pesos per US dollar.

February 24, 2023    |    Page 12

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Eight pages of tables and Coca-Cola FEMSA’s press release to follow

February 24, 2023    |    Page 13

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:						For the twelve months of:
	2022	% of rev.	2021	% of rev.	% Var.	% Org.(A)	2022	% of rev.	2021	% of rev.	% Var.	% Org.(A)
Total revenues	186,467	100.0	151,542	100.0	23.0	13.5	673,202	100.0	556,261	100.0	21.0	15.5
Cost of sales	113,979	61.1	91,630	60.5	24.4		421,534	62.6	342,548	61.6	23.1
Gross profit	72,488	38.9	59,912	39.5	21.0		251,668	37.4	213,713	38.4	17.8
Administrative expenses	10,934	5.9	7,876	5.2	38.8		34,486	5.1	27,219	4.9	26.7
Selling expenses	44,080	23.7	36,499	24.1	20.8		157,340	23.4	134,079	24.1	17.3
Other operating expenses (income), net (1)	69	-	28	-	146.4		426	0.1	422	0.1	0.9
Income from operations (2)	17,405	9.3	15,509	10.2	12.2	9.0	59,416	8.8	51,993	9.3	14.3	11.5
Other non-operating expenses (income)	1,018		341		(198.5)		1,164		(2,667)		143.6
Interest expense	4,324		4,186		3.3		16,314		16,938		(3.7)
Interest income	1,162		583		99.3		3,842		1,464		162.4
Interest expense, net	3,162		3,603		(12.2)		12,472		15,474		(19.4)
Foreign exchange loss (gain)	3,520		(779)		N.S.		3,729		(1,314)		N.S.
Other financial expenses (income), net	(194)		(389)		(50.1)		179		(776)		(123.1)
Financing expenses, net	6,488		2,435		166.4		16,380		13,384		22.4
Income before income tax and participation in associates results	9,899		12,733		(22.3)		41,872		41,276		1.4
Income tax	2,345		4,094		(42.7)		13,547		14,278		(5.1)
Participation in associates results (3)	1,284		1,461		(12.1)		7,266		10,680		(32.0)
Consolidated net income (Loss)	8,838		10,100		(12.5)		35,591		37,678		(5.5)
Net majority income	4,817		6,717		(28.3)		24,757		28,495		(13.1)
Net minority income	4,021		3,383		18.9		10,834		9,183		18.0

Operative Cash Flow & CAPEX	2022	% of rev.	2021	% of rev.	% Inc.	% Org.(A)	2022	% of rev.	2021	% of rev.	% Inc.	% Org.(A)
Income from operations	17,405	9.3	15,509	10.2	12.2	9.0	59,416	8.8	51,993	9.3	14.3	11.5
Depreciation	7,736	4.1	6,542	4.3	18.3		27,831	4.1	25,294	4.5	10.0
Amortization & other non-cash charges	1,421	0.8	1,395	1.0	1.9		5,565	0.9	5,134	1.0	8.4
Operative cash flow (EBITDA)	26,562	14.2	23,446	15.5	13.3	7.3	92,812	13.8	82,422	14.8	12.6	9.6
CAPEX (4)	14,242		8,827		61.3		34,410		24,055		43.0

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken’s and Raizen convenience stores results, net.

(4) At the end of December, the CAPEX effectively paid is equivalent to $34,356M.

February 24, 2023    |    Page 14

FEMSA – Consolidated Balance Sheet

Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Dec-22	Dec-21	% Inc.
Cash and cash equivalents	83,439	97,407	(14.3)
Investments	51	24,415	(99.8)
Accounts receivable	45,541	33,898	34.3
Inventories	62,224	50,896	22.3
Other current assets	35,208	24,102	46.1
Total current assets	226,463	230,718	(1.8)
Investments in shares	103,669	107,299	(3.4)
Property, plant and equipment, net	134,001	115,147	16.4
Right of use	83,966	56,994	47.3
Intangible assets (1)	190,354	158,138	20.4
Other assets	60,168	69,204	(13.1)
TOTAL ASSETS	798,621	737,500	8.3
LIABILITIES & STOCKHOLDERS’ EQUITY
Bank loans	1,862	2,003	(7.0)
Current maturities of long-term debt	14,471	2,637	N.S.
Interest payable	2,075	1,968	5.4
Current maturities of long-term leases	12,095	7,306	65.5
Operating liabilities	143,363	122,809	16.7
Total current liabilities	173,866	136,723	27.2
Long-term debt (2)	170,989	179,857	(4.9)
Long-term leases	81,222	55,048	47.5
Laboral obligations	7,048	7,600	(7.3)
Other liabilities	26,840	23,155	15.9
Total liabilities	459,965	402,383	14.3
Total stockholders’ equity	338,656	335,117	1.1
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	798,621	737,500	8.3

	December 30, 2022
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	44.1%	8.3%
U.S. Dollars	22.5%	4.2%
Euros	23.2%	1.1%
Swiss Francs	0.6%	0.8%
Colombian pesos	0.6%	0.2%
Argentine pesos	0.0%	0.0%
Brazilian reais	7.5%	12.4%
Chilean pesos	0.9%	9.1%
Uruguayan Pesos	0.5%	6.3%
Guatemalan Quetzal	0.0%	0.0%
Total debt	100.0%	5.9%

Fixed rate (2)	86.7%
Variable rate (2)	13.3%

DEBT MATURITY PROFILE	2023	2024	2025	2026	2027	2028+
% of Total Debt	0.0%	3.0%	1.1%	1.6%	5.7%	81.1%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

February 24, 2023    |    Page 15

Proximity Americas Division – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:						For the twelve months of:
	2022	% of rev.	2021	% of rev.	% Var.	% Org.(A)	2022	% of rev.	2021	% of rev.	% Var.	% Org.(1)
Total revenues	62,652	100.0	53,510	100.0	17.1	16.5	233,958	100.0	198,586	100.0	17.8	17.3
Cost of sales	34,953	55.8	28,835	53.9	21.2		136,372	58.3	114,390	57.6	19.2
Gross profit	27,699	44.2	24,675	46.1	12.3		97,586	41.7	84,196	42.4	15.9
Administrative expenses	1,694	2.7	1,875	3.5	(9.7)		6,066	2.6	6,145	3.1	(1.3)
Selling expenses	18,057	28.8	16,115	30.2	12.1		67,842	28.9	59,542	29.9	13.9
Other operating expenses (income), net	7	-	(81)	(0.2)	(108.6)		165	0.1	122	0.1	35.2
Income from operations	7,941	12.7	6,766	12.6	17.4	18.4	23,513	10.1	18,387	9.3	27.9	29.1
Depreciation	2,870	4.6	2,693	5.0	6.6		11,101	4.7	10,454	5.3	6.2
Amortization & other non-cash charges	161	0.2	188	0.4	(14.4)		928	0.4	863	0.4	7.5
Operative cash flow (EBITDA)	10,972	17.5	9,647	18.0	13.7	14.4	35,542	15.2	29,704	15.0	19.7	20.2
CAPEX	3,156		1,946		62.2		9,931		7,179		38.3

Information of OXXO Stores
Total stores							21,458		20,431		5.0
Stores Mexico							20,883		20,121		3.8
Stores South America							575		310		85.5

Net new convenience stores:
vs. Last quarter	559		434		28.8
Year-to-date	1,027		865		18.7
Last-twelve-months	1,027		865		18.7

Same-store data: (1)
Sales (thousands of pesos)	932.2		836.8		11.4		914.3		862.2		6.0
Traffic (thousands of transactions)	18.1		17.4		4.3		17.8		17.2		3.6
Ticket (pesos)	51.4		48.1		6.8		51.3		50.2		2.3

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.
(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

February 24, 2023    |    Page 16

Fuel – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:					For the twelve months of:
	2022	% of rev.	2021	% of rev.	% Var.	2022	% of rev.	2021	% of rev.	% Var.
Total revenues	13,875	100.0	11,065	100.0	25.4	51,813	100.0	39,922	100.0	29.8
Cost of sales	12,050	86.8	9,503	85.9	26.8	45,253	87.3	34,653	86.8	30.6
Gross profit	1,825	13.2	1,562	14.1	16.8	6,560	12.7	5,269	13.2	24.5
Administrative expenses	78	0.6	78	0.7	-	227	0.4	290	0.7	(21.7)
Selling expenses	1,122	8.1	1,051	9.5	6.8	4,084	8.0	3,571	9.0	14.4
Other operating expenses (income), net	11	0.1	(2)	-	N.S.	(1)	-	(8)	-	(87.5)
Income from operations	614	4.4	435	3.9	41.1	2,250	4.3	1,416	3.5	58.9
Depreciation	270	1.9	250	2.3	8.0	1,054	2.0	966	2.4	9.1
Amortization & other non-cash charges	36	0.3	17	0.1	111.8	67	0.2	20	0.1	N.S.
Operative cash flow (EBITDA)	920	6.6	702	6.3	31.1	3,371	6.5	2,402	6.0	40.3
CAPEX	99		34		187.7	157		243		(35.4)

Information of OXXO GAS Service Stations
Total service stations						568		567		0.2
Net new service stores:
vs. Last quarter	0		1		(100.0)
Year-to-date	1		9		(88.9)
Last-twelve-months	1		9		(88.9)

Volume (millions of liters) total stations	689		591		16.6	2,603		2,153		20.9

Same-store data: (1)
Sales (thousands of pesos)	7,603.2		6,353.0		19.7	7,191.3		5,877.5		22.4
Volume (thousands of liters)	373.7		316.8		17.9	357.1		309.9		15.2
Average price per liter	20.3		20.1		1.5	20.1		19.0		6.2

(A) Unaudited consolidated financial information.

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

February 24, 2023    |    Page 17

Health Division – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:					For the twelve months of:
	2022	% of rev.	2021	% of rev.	% Var.	2022	% of rev.	2021	% of rev.	% Var.
Total revenues	18,774	100.0	18,581	100.0	1.0	74,800	100.0	73,027	100.0	2.4
Cost of sales	13,085	69.7	12,843	69.1	1.9	52,817	70.6	51,291	70.2	3.0
Gross profit	5,689	30.3	5,738	30.9	(0.9)	21,983	29.4	21,736	29.8	1.1
Administrative expenses	783	4.2	906	4.9	(13.6)	2,918	3.9	3,255	4.5	(10.4)
Selling expenses	3,903	20.8	3,856	20.7	1.2	15,139	20.2	14,620	20.0	3.5
Other operating expenses (income), net	(11)	(0.1)	48	0.3	(122.9)	(12)	-	99	0.1	(112.1)
Income from operations	1,014	5.4	928	5.0	9.3	3,938	5.3	3,762	5.2	4.7
Depreciation	731	3.9	721	3.9	1.4	2,934	3.9	2,864	3.9	2.4
Amortization & other non-cash charges	201	1.1	161	0.8	24.8	751	1.0	602	0.8	24.8
Operative cash flow (EBITDA)	1,946	10.4	1,810	9.7	7.5	7,623	10.2	7,228	9.9	5.5
CAPEX	1,604		1,041		54.2	2,868		2,049		39.9

Information of Stores
Total stores						4,095		3,652		12.1
Stores Mexico						1,575		1,428		10.3
Stores South America						2,520		2,224		13.3

Net new stores:
vs. Last quarter	124		112		10.7
Year-to-date	434		284		52.8
Last-twelve-months	434		284		52.8

Same-store data: (1)
Sales (thousands of pesos)	1,267.5		1,327.7		(4.5)	1,300.3		1,313.4		(1.0)

(1) Monthly average information per store, considering same stores with more than twelve months of all the retail operations of the Health Division.

February 24, 2023    |    Page 18

Logistics & Distribution – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:						For the twelve months of:
	2022	% of rev.	2021	% of rev.	% Var.	% Org.(1)	2022	% of rev.	2021	% of rev.	% Var.	% Org.(1)
Total revenues	19,595	100.0	14,603	100.0	34.2	8.5	72,539	100.0	48,412	100.0	49.8	12.8
Cost of sales	15,237	77.8	11,416	78.2	33.5		56,374	77.7	37,843	78.2	49.0
Gross profit	4,358	22.2	3,187	21.8	36.7		16,165	22.3	10,569	21.8	52.9
Administrative expenses	1,981	10.1	1,301	8.9	52.3		6,247	8.6	4,533	9.4	37.8
Selling expenses	1,894	9.7	1,465	10.0	29.3		6,858	9.5	4,060	8.4	68.9
Other operating expenses (income), net	(15)	(0.1)	(157)	(1.1)	(90.4)		(2)	-	(155)	(0.3)	(98.7)
Income from operations	497	2.5	578	4.0	(14.0)	(46.5)	3,063	4.2	2,132	4.4	43.7	(10.1)
Depreciation	680	3.5	552	3.8	23.2		2,134	2.9	1,859	3.8	14.8
Amortization & other non-cash charges	306	1.6	412	2.8	(25.7)		1,008	1.5	970	2.0	3.9
Operative cash flow (EBITDA)	1,483	7.6	1,542	10.6	(3.8)	(19.4)	6,205	8.6	4,961	10.2	25.1	9.2
CAPEX	171		124		37.9		1,140		557		104.7

(1) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

February 24, 2023    |    Page 19

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:						For the twelve months of:
	2022	% of rev.	2021	% of rev.	% Var.	% Org.(1)	2022	% of rev.	2021	% of rev.	% Var.	% Org.(1)
Total revenues	61,209	100.0	53,273	100.0	14.9	13.7	226,740	100.0	194,804	100.0	16.4	15.4
Cost of sales	34,142	55.8	29,288	55.0	16.6		126,441	55.8	106,206	54.5	19.1
Gross profit	27,068	44.2	23,985	45.0	12.9		100,300	44.2	88,598	45.5	13.2
Administrative expenses	3,049	5.0	2,232	4.2	36.6		11,263	5.0	9,012	4.6	25.0
Selling expenses	14,819	24.2	13,672	25.6	8.4		57,718	25.4	51,709	26.6	11.6
Other operating expenses (income), net	187	0.3	303	0.6	(38.3)		481	0.2	474	0.2	1.5
Income from operations	9,013	14.7	7,778	14.6	15.9	15.3	30,838	13.6	27,402	14.1	12.5	11.9
Depreciation	2,397	3.9	2,277	4.3	5.3		9,657	4.3	8,949	4.6	7.9
Amortization & other non-cash charges	210	0.4	593	1.1	(64.6)		2,171	0.9	2,499	1.2	(13.1)
Operative cash flow (EBITDA)	11,620	19.0	10,648	20.0	9.1	8.5	42,666	18.8	38,849	19.9	9.8	9.3
CAPEX	8,489		5,681		49.4		19,665		13,865		41.8

Sales Volumes
(Millions of unit cases)
Mexico and Central America	547.9	55.0	531.8	55.9	3.0		2,188.4	58.3	2,057.9	59.5	6.3
South America	151.7	15.2	147.4	15.5	2.9		550.6	14.7	496.8	14.4	10.8
Brazil	295.8	29.7	272.1	28.6	8.7		1,016.2	27.1	903.2	26.1	12.5
Total	995.3	100.0	951.3	100.0	4.6		3,755.2	100.0	3,457.9	100.0	8.6

(1) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

February 24, 2023    |    Page 20

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
			Dec-22		Dec-21
	4Q 2022	LTM (1) Dec-22	Per USD	Per MXN	Per USD	Per MXN
Mexico	1.09%	7.82%	19.36	1.0000	20.58	1.0000
Colombia	2.57%	13.12%	4,810.20	0.0040	3,981.16	0.0052
Brazil	1.07%	5.79%	5.22	3.7107	5.58	3.6885
Argentina	10.53%	94.80%	177.16	0.1093	102.72	0.2004
Chile	1.02%	12.79%	855.86	0.0226	850.25	0.0242
Euro Zone	-0.20%	9.20%	0.94	20.6519	0.89	23.2463

(1) LTM = Last twelve months.

February 24, 2023    |    Page 21

Fourth Quarter and Full Year

2022 Results

Investor Relations
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Marene Aranzabal | marene.aranzabal@kof.com.mx
José Enrique Solís | tmxjose.solis@kof.com.mx

Sprite
ciel

Mexico City, February 23, 2023, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the fourth quarter and full year of 2022.

FOURTH QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

●	Consolidated volumes increased 4.6%, driven mainly by volume growth in Brazil, Mexico, Guatemala, Argentina, and Uruguay, partially offset by a slight volume decline in Colombia. On a comparable basis, volume increased 3.6%.

●	Total revenues increased 14.9%, while comparable revenues increased 18.9%, driven mainly by favorable price-mix effects, coupled with volume growth. These effects were partially offset by unfavorable currency translation effects.

●	Operating income increased 15.9%, while comparable operating income increased 18.0%. Our solid top-line growth, raw material hedging strategies, and operating expense efficiencies were partially offset by higher raw material costs.

●	Majority net income increased 23.0%, resulting in earnings per share[1] of Ps. 0.43 (Earnings per unit were Ps. 3.40, and per ADS were Ps. 34.00.).

FULL YEAR OPERATIONAL AND FINANCIAL HIGHLIGHTS

●	Consolidated volumes increased 8.6% driven by volume growth across all our territories, including double-digit increases in Brazil, Colombia, Argentina, and Guatemala coupled with a solid performance in Mexico and Uruguay. On a comparable basis, excluding M&A, our volume increased 7.5%.

●	Total revenues increased 16.4%, while comparable revenues increased 17.8%, driven mainly by our pricing initiatives, favorable price-mix effects, and volume growth. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil and unfavorable currency translation effects.

●	Operating income increased 12.5%, while comparable operating income increased 11.6% driven mainly by solid top-line and operating expense efficiencies. These effects were partially offset by higher raw material costs, coupled with a tough comparison base that includes the recognition of non-recurring tax effects in Brazil during 2021.

●	Majority net income increased 21.2%, resulting in earnings per share[1] of Ps. 1.13 (Earnings per unit were Ps. 9.06, and per ADS were Ps. 90.60.).

RESULTS FINANCIAL SUMMARY

Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		4Q 2022	FY 2022	4Q 2022	FY 2022	4Q 2022	FY 2022	4Q 2022	FY 2022
	Consolidated	14.9%	16.4%	12.9%	13.2%	15.9%	12.5%	23.0%	21.2%
As Reported	Mexico & Central America	9.7%	13.1%	5.1%	8.1%	2.6%	11.2%
	South America	22.0%	21.2%	25.6%	22.5%	41.0%	15.5%

	Consolidated	18.9%	17.8%	16.9%	14.6%	18.0%	11.6%
Comparable (2)	Mexico & Central America	10.9%	13.5%	6.1%	8.5%	3.6%	11.6%
	South America	30.9%	24.4%	36.1%	26.4%	46.1%	11.6%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“2022 was a positive year for Coca-Cola FEMSA. In the face of an inflationary environment, our company was able to deliver its highest ever top-line, operating income, and operating cash flow levels. Notably, we were able to deliver double-digit top-line growth across our territories, reflecting our company’s ability to execute the right strategies locally, our revenue growth management initiatives, and effective point-of-sale execution. Simultaneously, we leveraged our enhanced cooperation framework with The Coca-Cola Company to increase investments in the business, advanced the rollout of our B2B omnichannel platform, and expand our multi-category strategy to explore new revenue streams in key territories.

Looking ahead, I am encouraged by the opportunities we see for our company. I am convinced that we have a talented team, clear rights-to-win, and positive momentum to enter a new chapter of growth and sustainable value creation for Coca-Cola FEMSA.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

RECENT DEVELOPMENTS

●	On November 3, 2022, Coca-Cola FEMSA paid the second installment of the ordinary dividend approved during 2022.

●	On November 29, 2022, Coca-Cola FEMSA announced that the Board of Directors appointed Mr. Gerardo Cruz Celaya to succeed Mr. Constantino Spas Montesinos as Coca-Cola FEMSA´s Chief Financial Officer. Mr. Cruz´s appointment became effective January 1, 2023.

●	On December 19, 2022, Coca-Cola FEMSA announced it had been included in the Dow Jones Sustainability MILA Pacific Alliance Index for the sixth year. Additionally, it announced it is the only company in the Latin America beverage industry included in the Dow Jones Sustainability Emerging Markets Index, for which it was included for the tenth consecutive year.

CONFERENCE CALL INFORMATION

CONSOLIDATED FOURTH QUARTER RESULTS

CONSOLIDATED FOURTH QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2022	4Q 2021	Δ%	Δ%
Total revenues	61,209	53,273	14.9%	18.9%
Gross profit	27,068	23,985	12.9%	16.9%
Operating income	9,013	7,778	15.9%	18.0%
Operating cash flow (2)	11,954	10,648	12.3%	16.5%

Volume increased 4.6% to 995.3 million unit cases, driven mainly by volume growth in Brazil, Mexico, Guatemala, Argentina, and Uruguay. This increase was partially offset by a slight volume decline in Colombia. On a comparable basis, our volume would have increased 3.6%.

Total revenues increased 14.9% to Ps. 61,209 million. This increase was driven mainly by our pricing initiatives to offset increases in raw material costs, favorable price-mix effects, and volume growth. These effects were partially offset by unfavorable currency translation effects of most of our operating currencies into Mexican Pesos. On a comparable basis, total revenues would have increased 18.9%.

Gross profit increased 12.9% to Ps. 27,068 million, and gross margin decreased 80 basis points to 44.2%. This gross margin decrease was driven by higher raw material costs, mainly PET and sweeteners. These effects were partially offset by our top-line growth, the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs, and favorable raw material hedging initiatives. On a comparable basis, gross profit would have increased 16.9%.

Operating income increased 15.9% to Ps. 9,013 million, and operating margin increased 10 basis points to 14.7%. This increase was driven mainly by our solid top-line performance, operational leverage, coupled with operating expense efficiencies across our operations. These effects were partially offset by increases in raw material costs. On a comparable basis, operating income would have increased 18.0%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Comprehensive financing result recorded an expense of Ps. 1,092 million, compared to an expense of Ps. 748 million in the same period of 2021.

This increase was driven mainly by a foreign exchange loss of Ps. 281 million as compared to a gain of Ps. 79 million recorded during the same period of 2021, as our cash exposure in U.S. dollars was negatively impacted by the quarterly appreciation of the Mexican Peso.

In addition, we recorded higher interest expenses of Ps. 1,833 million as compared to Ps. 1,592 million recorded during the same period of 2021. This is a result of increases in interest rates.

Moreover, we recognized a lower gain in monetary position in inflationary subsidiaries of Ps. 128 million during the fourth quarter of 2022, as compared to a gain of Ps. 270 during the same period of the previous year.

Finally, this quarter we recognized a lower gain in the market value of financial instruments of Ps. 72 million, as compared to a gain of Ps. 131 million during the fourth quarter of 2021.

These effects were partially offset by higher interest income for Ps. 821 million as compared to a gain of Ps. 365 million recorded during the same period of 2021, related to an increase in interest rates.

Income tax as a percentage of income before taxes was 7.7% as compared to 14.1% during the same period of the previous year. This lower effective tax rate was mainly driven by deferred tax effects.

Net income attributable to equity holders of the company was Ps. 7,144 million as compared to Ps. 5,809 million during the same period of the previous year, driven mainly by solid operating results, coupled with a decline in the effective tax rate. Earnings per share1 were Ps. 0.43 (Earnings per unit were Ps. 3.40 and per ADS were Ps. 34.0.).

CONSOLIDATED FULL YEAR RESULTS

CONSOLIDATED FULL YEAR RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	FY 2022	FY 2021	Δ%	Δ%
Total revenues	226,740	194,804	16.4%	17.8%
Gross profit	100,300	88,598	13.2%	14.6%
Operating income	30,838	27,402	12.5%	11.6%
Operating cash flow (2)	43,001	38,849	10.7%	11.4%

Volume increased 8.6% to 3,755.2 million unit cases, driven mainly by volume growth across all of our territories, including double-digit increases in Brazil, Colombia, Argentina and Guatemala, coupled with solid performances in Mexico and Uruguay. On a comparable basis, excluding M&A, our volume would have increased 7.5%.

Total revenues increased 16.4% to Ps. 226,740 million. This increase was driven mainly by volume growth, our pricing initiatives to offset increases in raw material costs, and favorable price-mix effects. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil and unfavorable currency translation effects from most of our operating currencies into Mexican Pesos. On a comparable basis, excluding M&A and currency translation effects, total revenues would have increased 17.8%.

Gross profit increased 13.2% to Ps. 100,300 million, and gross margin decreased 130 basis points to 44.2%. This decrease in gross margin was driven mainly by (i) a tough comparison base due to the recognition of an extraordinary Ps. 1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil; and (ii) higher raw material costs, mainly PET and sweeteners. These effects were partially offset by top-line growth and favorable raw material hedging initiatives. On a comparable basis, gross profit would have increased 14.6%.

Operating income increased 12.5% to Ps. 30,838 million, and operating margin decreased 50 basis points to 13.6%. This operating margin decrease was driven mainly by higher raw material costs, coupled with a tough comparison base that included the recognition of non-recurring tax income of Ps. 620 million during the third quarter of 2021. These effects were partially offset by our solid top-line performance, coupled with operating expense efficiencies across our territories. On a comparable basis, operating income would have increased 11.6%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Comprehensive financing result recorded an expense of Ps. 4,549 million, compared to an expense of Ps. 4,219 million in 2021.

This increase was driven mainly by a foreign exchange loss of Ps. 324 million as compared to a gain of Ps. 227 million recorded during the same period of 2021, as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso.

In addition, we recognized a loss in the market value of financial instruments of Ps. 672 million, as compared to a gain of Ps. 80 million during 2021.

Additionally, we recorded an increase in interest expense. During the year, interest expenses were Ps. 6,500 million, as compared to an expense of Ps. 6,192 million during 2021. This increase was mainly driven by increases in interest rates, partially offset by the tender offer completed during the third quarter of 2022.

Finally, we recognized a lower gain in monetary position in inflationary subsidiaries, recording Ps. 536 million during 2022, as compared to a gain of Ps. 734 million during the previous year.

These effects were partially offset by higher interest income, resulting in Ps. 2,411 million during 2022, as compared to a gain of Ps. 932 million recorded during 2021. This increase is related to an increase in interest rates.

Income tax as a percentage of income before taxes was 25.4% as compared to 28.9% during the same period of the previous year, mainly driven by deferred tax effects.

Net income attributable to equity holders of the company was Ps. 19,034 million as compared to Ps. 15,708 million during the same period of the previous year, an increase of 21.2%. This was driven mainly by operating income growth, coupled with a decline in our effective tax rate during the year. Earnings per share1 were Ps. 1.13 (Earnings per unit were Ps. 9.06, and per ADS were Ps. 90.61.).

MEXICO & CENTRAL AMERICA DIVISION FOURTH QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2022	4Q 2021	Δ%	Δ%
Total revenues	33,792	30,792	9.7%	10.9%
Gross profit	15,678	14,918	5.1%	6.1%
Operating income	5,212	5,083	2.6%	3.6%
Operating cash flow (2)	6,902	6,835	1.0%	4.5%

Volume increased 3.0% to 547.9 million unit cases, driven by volume growth across our territories in the division, including 11.0% growth in Guatemala and 2.3% growth in Mexico.

Total revenues increased 9.7% to Ps. 33,792 million, driven mainly by our pricing initiatives to offset increases in raw material costs, favorable price-mix effects, and volume growth in all our territories. These factors were partially offset by unfavorable currency translation effects into Mexican Pesos. On a comparable basis, total revenues would have increased 10.9%.

Gross profit increased 5.1% to Ps. 15,678 million, and gross margin contracted 200 basis points to 46.4%. This margin contraction was driven mainly by increases in raw material costs such as PET and sweeteners. These effects were partially offset by our favorable price-mix effects, coupled with the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 6.1%.

Operating income increased 2.6% to Ps. 5,212 million, and operating margin contracted 110 basis points to 15.4%. This margin contraction was driven mainly by higher raw material costs that were partially offset by a non-cash operating foreign exchange gain, resulting from the appreciation of the Mexican Peso. On a comparable basis, operating income would have increased 3.6%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

SOUTH AMERICA DIVISION FOURTH QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2022	4Q 2021	Δ%	Δ%
Total revenues	27,417	22,481	22.0%	30.9%
Gross profit	11,390	9,066	25.6%	36.1%
Operating income	3,801	2,695	41.0%	46.1%
Operating cash flow (2)	5,052	3,813	32.5%	38.7%

Volume increased 6.6% to 447.4 million unit cases, driven mainly by the solid performance achieved in Brazil, Argentina, and Uruguay. Growth in these markets was partially offset by a slight volume decline in Colombia. On a comparable basis, excluding M&A, our volume for the division would have increased 4.4%.

Total revenues increased 22.0% to Ps. 27,417 million, driven mainly by our pricing initiatives to offset increases in raw material costs, favorable price-mix effects, and volume growth. These effects were partially offset by unfavorable currency translation effects of most of our operating currencies into Mexican pesos. On a comparable basis, total revenues would have increased 30.9%.

Gross profit increased 25.6% to Ps. 11,390 million, and gross margin expanded 120 basis points to 41.5%. This growth was driven mainly by favorable price-mix effects and volume growth. These effects were partially offset by increases in raw material costs such as PET and sweeteners. On a comparable basis, gross profit would have increased 36.1%.

Operating income increased 41.0% to Ps. 3,801 million, resulting in a margin expansion of 190 basis points to 13.9%. This increase was driven mainly by operating leverage resulting from our solid top-line performance in the division, coupled with operating expense efficiencies. On a comparable basis, operating income would have increased 46.1%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company’s underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

COCA-COLA FEMSA
Consolidated Income Statement

Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,987.7		5,564.3		7.6%	6.6%	22,315.1		19,490.9		14.5%	13.4%
Volume (million unit cases)	995.3		951.3		4.6%	3.6%	3,755.2		3,457.8		8.6%	7.5%
Average price per unit case	59.54		54.31		9.6%		58.75		52.99		10.9%
Net revenues	61,005		53,092		14.9%		226,222		193,899		16.7%
Other operating revenues	204		181		12.9%		518		905		-42.7%
Total revenues (2)	61,209	100.0%	53,273	100.0%	14.9%	18.9%	226,740	100.0%	194,804	100.0%	16.4%	17.8%
Cost of goods sold	34,142	55.8%	29,288	55.0%	16.6%		126,441	55.8%	106,206	54.5%	19.1%
Gross profit	27,068	44.2%	23,985	45.0%	12.9%	16.9%	100,300	44.2%	88,598	45.5%	13.2%	14.6%
Operating expenses	17,868	29.2%	15,905	29.9%	12.3%		68,981	30.4%	60,721	31.2%	13.6%
Other operative expenses, net	226	0.4%	323	0.6%	NA		673	0.3%	560	0.3%	20.2%
Operative equity method (gain) loss in associates(3)	(40)	-0.1%	(20)	0.0%	NA		(192)	-0.1%	(85)	0.0%	NA
Operating income (5)	9,013	14.7%	7,778	14.6%	15.9%	18.0%	30,838	13.6%	27,402	14.1%	12.5%	11.6%
Other non operative expenses, net	(34)	-0.1%	30	0.1%	NA		310	0.1%	247	0.1%	NA
Non Operative equity method (gain) loss in associates (4)	(52)	-0.1%	(54)	-0.1%	NA		(194)	-0.1%	(3)	0.0%	NA
Interest expense	1,833		1,592		15.1%		6,500		6,192		5.0%
Interest income	821		365		125.3%		2,411		932		158.7%
Interest expense, net	1,012		1,227		-17.6%		4,089		5,260		-22.3%
Foreign exchange loss (gain)	281		(79)		NA		324		(227)		NA
Loss (gain) on monetary position in inflationary subsidiries	(128)		(270)		-52.3%		(536)		(734)		-27.1%
Market value (gain) loss on financial instruments	(72)		(131)		NA		672		(80)		NA
Comprehensive financing result	1,092		748		45.9%		4,549		4,219		7.8%
Income before taxes	8,008		7,053		13.5%		26,173		22,940		14.1%
Income taxes	611		978		-37.5%		6,547		6,609		-0.9%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	7,396		6,076		21.7%		19,626		16,331		20.2%
Net income attributable to equity holders of the company	7,144	11.7%	5,809	10.9%	23.0%		19,034	8.4%	15,708	8.1%	21.2%
Non-controlling interest	253	0.4%	267	0.5%	-17.6%		592	0.3%	623	0.3%	NA

Operating Cash Flow & CAPEX	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	9,013	14.7%	7,778	14.6%	15.9%		30,838	13.6%	27,402	14.1%	12.5%
Depreciation	2,397		2,277		5.3%		9,657		8,946		8.0%
Amortization and other operative non-cash charges	544		593		-8.2%		2,506		2,501		0.2%
Operating cash flow (5)(6)	11,954	19.5%	10,648	20.0%	12.3%	16.5%	43,001	19.0%	38,849	19.9%	10.7%	11.4%
CAPEX	8,489		5,681		49.4%		19,665		13,865		41.8%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(8)	For the Full year of 2022, total CAPEX effectively paid was Ps. 19,665 million.

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,921.2		2,816.4		3.7%	3.7%	11,633.2		10,610.0		9.6%	9.6%
Volume (million unit cases)	547.9		531.8		3.0%	3.0%	2,188.4		2,057.9		6.3%	6.3%
Average price per unit case	61.69		57.85		6.6%		59.85		56.24		6.4%
Net revenues	33,797		30,765				130,981		115,731
Other operating revenues	(5)		26				21		63
Total Revenues (2)	33,792	100.0%	30,792	100.0%	9.7%	10.9%	131,002	100.0%	115,794	100.0%	13.1%	13.5%
Cost of goods sold	18,114	53.6%	15,873	51.6%			68,967	52.6%	58,428	50.5%
Gross profit	15,678	46.4%	14,918	48.4%	5.1%	6.1%	62,035	47.4%	57,366	49.5%	8.1%	8.5%
Operating expenses	10,451	30.9%	9,666	31.4%			40,829	31.2%	38,049	32.9%
Other operative expenses, net	39	0.1%	203	0.7%			394	0.3%	615	0.5%
Operative equity method (gain) loss in associates (3)	(25)	-0.1%	(34)	-0.1%			(136)	-0.1%	(140)	-0.1%
Operating income (4)	5,212	15.4%	5,083	16.5%	2.6%	3.6%	20,948	16.0%	18,841	16.3%	11.2%	11.6%
Depreciation, amortization & other operating non-cash charges	1,690	5.0%	1,753	5.7%			7,380	5.6%	7,040	6.1%
Operating cash flow (4)(5)	6,902	20.4%	6,835	22.2%	1.0%	4.5%	28,329	21.6%	25,881	22.4%	9.5%	10.5%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,066.5		2,747.9		11.6%	9.6%	10,681.9		8,880.9		20.3%	17.8%
Volume (million unit cases)	447.4		419.6		6.6%	4.4%	1,566.8		1,400.0		11.9%	9.2%
Average price per unit case	56.91		49.81		14.3%		57.21		48.21		18.7%
Net revenues	27,208		22,327				95,241		78,168
Other operating revenues	209		154				497		841
Total Revenues (2)	27,417	100.0%	22,481	100.0%	22.0%	30.9%	95,738	100.0%	79,010	100.0%	21.2%	24.4%
Cost of goods sold	16,027	58.5%	13,415	59.7%			57,473	60.0%	47,778	60.5%
Gross profit	11,390	41.5%	9,066	40.3%	25.6%	36.1%	38,265	40.0%	31,232	39.5%	22.5%	26.4%
Operating expenses	7,417	27.1%	6,238	27.7%			28,152	29.4%	22,671	28.7%
Other operative expenses, net	187	0.7%	119	0.5%			279	0.3%	(56)	-0.1%
Operative equity method (gain) loss in associates (3)	(15)	-0.1%	14	0.1%			(55)	-0.1%	55	0.1%
Operating income (4)	3,801	13.9%	2,695	12.0%	41.0%	46.1%	9,890	10.3%	8,561	10.8%	15.5%	11.6%
Depreciation, amortization & other operating non-cash charges	1,251	4.6%	1,118	5.0%			4,782	5.0%	4,407	5.6%
Operating cash flow (4)(5)	5,052	18.4%	3,813	17.0%	32.5%	38.7%	14,672	15.3%	12,968	16.4%	13.1%	13.1%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

COCA-COLA FEMSA

CONSOLIDATED BALANCE SHEET

Millions of Pesos

Assets	Dec-22	Dec-21	% Var.
Current Assets
Cash, cash equivalents and marketable securities	40,277	47,248	-15%
Total accounts receivable	16,318	13,014	25%
Inventories	11,888	11,960	-1%
Other current assets	10,729	8,142	32%
Total current assets	79,211	80,364	-1%
Non-Current Assets
Property, plant and equipment	125,293	113,827	10%
Accumulated depreciation	(54,088)	(51,644)	5%
Total property, plant and equipment, net	71,205	62,183	15%
Right of use assets	2,069	1,472	41%
Investment in shares	8,452	7,494	13%
Intangible assets and other assets	103,122	102,174	1%
Other non-current assets	13,936	17,880	-22%
Total Assets	277,995	271,567	2%

Liabilities & Equity	Dec-22	Dec-21	% Var.
Current Liabilities
Short-term bank loans and notes payable	8,524	2,453	247%
Suppliers	26,834	22,745	18%
Short-term leasing Liabilities	472	614
Other current liabilities	22,129	20,409	8%
Total current liabilities	57,959	46,221	25%
Non-Current Liabilities
Long-term bank loans and notes payable	70,146	83,329	-16%
Long Term Leasing Liabilities	1,663	891
Other long-term liabilities	16,351	13,554	21%
Total liabilities	146,119	143,995	1%
Equity
Non-controlling interest	6,491	6,022	8%
Total controlling interest	125,384	121,550	3%
Total equity	131,876	127,572	3%
Total Liabilities and Equity	277,995	271,567	2%

	December 30, 2022
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	62.0%	7.3%	8.3%
U.S. Dollars	17.4%	30.9%	4.3%
Colombian Pesos	1.4%	0.0%	7.0%
Brazilian Reals	18.0%	67.2%	12.4%
Uruguayan Pesos	1.2%	0.0%	6.3%
Total Debt	100%	23.2%	8.3%

(1) After giving effect to cross- currency swaps and financial leases.

(2) Calculated by weighting each year´s outstanding debt balance mix.

Debt Maturity Profile

Financial Ratios	FY 22	FY 2021	Δ%
Net debt including effect of hedges (1)(3)	38,104	35,243	8.1%
Net debt including effect of hedges / Operating cash flow (1)(3)	0.89	0.91
Operating cash flow/ Interest expense, net (1)	10.34	7.39
Capitalization (2)	38.9%	40.7%

(1) Net debt = total debt - cash

(2) Total debt / (long-term debt + shareholders’ equity)

(3) After giving effect to cross-currency swaps.

COCA-COLA FEMSA

QUARTERLY VOLUME, TRANSACTIONS & REVENUES

Volume

	4Q 2022					4Q 2021					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	335.3	25.0	74.8	33.6	468.7	337.6	21.3	67.7	31.6	458.1	2.3%
Guatemala	36.0	1.1	-	2.1	39.2	32.5	0.9	-	2.0	35.3	11.0%
CAM South	32.6	1.7	0.1	5.4	39.9	31.9	1.7	0.1	4.6	38.4	4.1%
Mexico and Central America	404.0	27.8	75.0	41.1	547.9	401.9	23.9	67.8	38.2	531.8	3.0%
Colombia	66.0	9.0	3.4	6.9	85.4	66.9	8.7	3.8	6.9	86.2	-1.0%
Brazil (3)	250.0	20.3	2.8	22.7	295.8	234.8	16.6	2.3	18.5	272.1	8.7%
Argentina	41.1	5.0	1.1	4.3	51.6	38.2	4.0	1.2	3.8	47.2	9.3%
Uruguay	12.4	1.8	-	0.6	14.7	12.1	1.6	-	0.4	14.0	5.1%
South America	369.5	36.1	7.4	34.5	447.4	352.0	30.8	7.3	29.5	419.6	6.6%
TOTAL	773.5	63.9	82.3	75.6	995.3	753.9	54.7	75.1	67.7	951.3	4.6%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	4Q 2022				4Q 2021				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,888.8	179.8	239.3	2,307.8	1,871.3	154.7	226.4	2,252.4	2.5%
Guatemala	271.2	10.9	20.6	302.7	250.2	8.5	20.0	278.6	8.7%
CAM South	237.6	11.6	61.4	310.6	225.2	11.3	48.8	285.4	8.8%
Mexico and Central America	2,397.6	202.3	321.3	2,921.2	2,346.7	174.5	295.2	2,816.4	3.7%
Colombia	481.4	94.2	70.4	645.9	455.2	93.8	66.9	615.9	4.9%
Brazil (3)	1,579.3	177.6	324.5	2,081.5	1,470.8	147.2	205.3	1,823.2	14.2%
Argentina	201.9	32.0	37.0	270.8	188.5	25.3	28.6	242.5	11.7%
Uruguay	56.0	7.0	5.2	68.2	56.4	6.3	3.5	66.2	3.0%
South America	2,318.6	310.8	437.1	3,066.5	2,170.9	272.7	304.3	2,747.9	11.6%
TOTAL	4,716.2	513.1	758.4	5,987.7	4,517.6	447.2	599.5	5,564.3	7.6%

Revenues

Expressed in million Mexican Pesos	4Q 2022	4Q 2021	Δ%
Mexico	27,388	24,857	10.2%
Guatemala	3,130	2,927	6.9%
CAM South	3,275	3,007	8.9%
Mexico and Central America	33,792	30,792	9.7%
Colombia	3,567	4,146	-14.0%
Brazil (4)	19,293	14,558	32.5%
Argentina	3,273	2,640	24.0%
Uruguay	1,283	1,137	12.9%
South America	27,417	22,481	22.0%
TOTAL	61,209	53,273	14.9%

(3) Volume and transactions in Brazil do not include beer.

(4) Brazil includes beer revenues of Ps. 1,742.4 million for the fourth quarter of 2022 and Ps. 1,429.4 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

COCA-COLA FEMSA

FY VOLUMES, TRANSACTIONS & REVENUES

Volume
	FY 2022					FY 2021					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,348.8	104.4	300.6	135.1	1,888.9	1,304.0	82.3	281.4	122.3	1,790.0	5.5%
Guatemala	133.7	4.8	-	8.7	147.2	120.3	3.8	-	7.2	131.3	12.1%
CAM South	124.2	6.5	0.7	20.9	152.3	113.5	6.4	0.5	16.2	136.6	11.5%
Mexico and Central America	1,606.7	115.6	301.3	164.7	2,188.4	1,537.8	92.5	282.0	145.6	2,057.9	6.3%
Colombia	254.6	34.0	12.5	29.0	330.1	234.6	26.7	15.1	21.6	297.9	10.8%
Brazil (3)	854.6	66.5	10.7	84.5	1,016.2	786.3	48.4	7.9	60.7	903.3	12.5%
Argentina	139.4	16.0	3.8	14.6	173.9	125.1	11.8	5.4	13.1	155.4	11.9%
Uruguay	39.2	5.7	-	1.6	46.6	37.7	4.9	-	0.8	43.4	7.5%
South America	1,287.8	122.2	27.1	129.7	1,566.8	1,183.7	91.8	28.3	96.2	1,400.0	11.9%
TOTAL	2,894.5	237.8	328.4	294.4	3,755.2	2,721.4	184.3	310.3	241.9	3,457.9	8.6%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	FY 2022				FY 2021				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	7,569.8	739.5	967.1	9,276.4	7,105.8	604.8	859.0	8,569.5	8.2%
Guatemala	1,027.3	48.0	85.5	1,160.8	922.5	39.1	73.5	1,035.2	12.1%
CAM South	920.5	38.8	236.7	1,196.0	797.7	41.7	165.8	1,005.3	19.0%
Mexico and Central America	9,517.6	826.3	1,289.3	11,633.2	8,826.0	685.6	1,098.4	10,610.0	9.6%
Colombia	1,834.4	361.5	307.8	2,503.7	1,557.1	289.6	199.5	2,046.2	22.4%
Brazil (3)	5,478.5	581.6	954.3	7,014.5	4,798.5	419.5	648.6	5,866.6	19.6%
Argentina	713.6	103.8	122.0	939.5	599.3	71.7	94.8	765.8	22.7%
Uruguay	187.3	22.4	14.6	224.2	175.0	18.6	8.5	202.1	10.9%
South America	8,213.8	1,069.3	1,398.8	10,681.9	7,130.0	799.4	951.5	8,880.9	20.3%
TOTAL	17,731.4	1,895.6	2,688.1	22,315.1	15,956.0	1,485.1	2,049.9	19,490.9	14.5%

Revenues

Expressed in million Mexican Pesos	FY 2022	FY 2021	Δ %
Mexico	106,911	94,762	12.8%
Guatemala	12,059	10,535	14.5%
CAM South	12,031	10,497	14.6%
Mexico and Central America	131,002	115,794	13.1%
Colombia	16,800	14,180	18.5%
Brazil (4)	63,944	53,051	20.5%
Argentina	10,917	8,408	29.8%
Uruguay	4,078	3,371	21.0%
South America	95,738	79,010	21.2%
TOTAL	226,740	194,804	16.4%

(3) Volume and transactions in Brazil do not include beer.

(4) Brazil includes beer revenues of Ps. 5,599.9 million for the full year of 2022 and Ps. 10,677.2 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	4Q22	FY 22
Mexico	1.54%	7.82%
Colombia	3.41%	13.12%
Brazil	0.76%	5.79%
Argentina	18.24%	94.80%
Costa Rica	-1.22%	7.88%
Panama	0.24%	2.07%
Guatemala	1.09%	9.24%
Nicaragua	2.89%	11.59%
Uruguay	0.11%	8.30%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	4Q22	4Q21	Δ %	FY 22	FY 21	Δ %
Mexico	19.70	20.75	-5.1%	20.13	20.28	-0.8%
Colombia	4,808.38	3,879.98	23.9%	4,256.19	3,744.25	13.7%
Brazil	5.26	5.58	-5.9%	5.16	5.40	-4.3%
Argentina	162.54	100.50	61.7%	130.72	95.10	37.5%
Costa Rica	614.10	638.48	-3.8%	650.75	624.10	4.3%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.85	7.73	1.6%	7.75	7.74	0.2%
Nicaragua	36.14	35.43	2.0%	35.87	35.17	2.0%
Uruguay	39.97	43.98	-9.1%	41.17	43.55	-5.5%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Dec-22	Dec-21	Δ %	Sep-22	Sep-21	Δ %
Mexico	19.36	20.58	-5.9%	20.31	20.31	0.0%
Colombia	4,810.20	3,981.16	20.8%	4,532.07	3,834.68	18.2%
Brazil	5.22	5.58	-6.5%	5.41	5.44	-0.6%
Argentina	177.16	102.72	72.5%	147.32	98.74	49.2%
Costa Rica	601.99	645.25	-6.7%	632.72	629.71	0.5%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.85	7.72	1.7%	7.88	7.73	1.9%
Nicaragua	36.23	35.52	2.0%	36.05	35.34	2.0%
Uruguay	40.07	44.70	-10.3%	41.74	42.94	-2.8%

(2) Average exchange rate for each period computed with the average exchange rate of each month.